Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated December 28, 2009

December 25, 2009
To whom it may concern:
Nippon Oil Corporation
Nippon Mining Holdings, Inc.
Notification with Respect to the Logo of JX Group
Nippon Oil Corporation (“Nippon Oil,” Head Office: Nishi-Shimbashi 1-chome, Minato-ku, Tokyo; President: Shinji Nishio) and Nippon Mining Holdings, Inc. (“Nippon Mining” Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) have been working towards their business integration based on the business integration agreement entered into on October 30, 2009 and the share transfer plan for the establishment of the holding company, assuming the approval of the general meetings of the shareholders of Nippon Oil and Nippon Mining (the “Companies”) and of the regulatory authorities. As the Companies have agreed upon the logo of JX Group to be established on April 1, 2010, they would like to provide notice of the following.
The logo for JX Group and the logo for the holding company and each core business company will be as below.
Based on the group’s basic philosophy, the logo represents the perpetuity of the global environment and JX Group. This design, which shows the word “JX” crossing a sphere, expresses the contribution to a green earth, or a sustainable economy and society, through creation and innovation in energy, resources and materials.

[Regarding the Group Name]
“JX” is a name which represents the basic philosophy of the Integrated Group. “J” represents a Japanese and world leading “integrated energy, resources and materials group,” and “X” represents challenges to the unknown, growth and development for the future, and creativity and innovation, among others. The logos for the group name and for each of the group companies are as below.
[Japanese logos]
[English logos]
(End of Document)

[Contact Information for Inquiries in Connection with the Press Release]
Nippon Oil Corporation (PR Division, PR Group) Tel: +81-3-3502-1124
Nippon Mining Holdings, Inc. (Investor Relations) Tel: +81-3-5573-5125

Filings with the U.S. Securities and Exchange Commission
Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.

3